Exhibit No. 99.3

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

The disclosure below does not relate to any activities conducted by Corporate Asset Backed Corporation (the “Depositor”) or CABCO Series 2004-102 Trust (SBC Communications Inc.) (the “Trust”) and does not involve the Depositor or the Trust. The disclosure relates solely to activities conducted by UBS AG or UBS Group AG (together “UBS”) as disclosed in UBS’s joint Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 3, 2020.

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. affiliates in compliance with local law.

UBS is the indirect parent of the Depositor and may be deemed an “affiliate” of the Trust as defined in Rule 12b-2 of the Exchange Act. UBS has made disclosure pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act in their joint Annual Report on Form 20-F for the year ended December 31, 2019. As a result, the Depositor is providing the disclosure set forth below pursuant to those provisions. It should therefore be noted that the joint Annual Report on Form 20-F for the year ended December 31, 2019, filed by UBS with the Securities and Exchange Commission on March 3, 2020, contained the disclosure set forth below. By providing this disclosure, the Depositor does not admit that it is an affiliate of UBS.

“Disclosure Pursuant To Section 219 of the Iran Threat Reduction And Syrian Human Rights Act

Section 219 of the US Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added Section 13(r) to the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure may include reporting of activities not prohibited by US or other law, even if conducted outside the US by non-US affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act, we note the following for the period covered by this annual report:

UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities. However, UBS maintains one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals (SDNs) blocked or otherwise restricted under US or Swiss law. The corrected gross revenues for this UN- related account in 2018 were approximately USD 44,757.50. In 2019, the gross revenues for this UN-related account were approximately USD 29,347.91. We do not allocate expenses to specific client accounts in a way that enables us to calculate net profits with respect to any individual account. UBS AG intends to continue maintaining this account pursuant to the conditions it has established with the Swiss Government and consistent with its Group Sanctions Policy. UBS also maintains a rental surety (effectively a rental security deposit) account in relation to the Government of Iran’s UN Mission premises in Geneva; there were no revenues for this account.

As previously reported, UBS had certain outstanding legacy trade finance arrangements issued on behalf of Swiss client exporters in favor of their Iranian counterparties. In February 2012 UBS ceased accepting payments on these outstanding export trade finance arrangements and worked with the Swiss government who insured these contracts (Swiss Export Risk Insurance “SERV”). On December 21, 2012, UBS and the SERV entered into certain Transfer and Assignment Agreements under which SERV purchased all of UBS’s remaining receivables under or in connection with Iran-related export finance transactions. Hence, the SERV is the sole beneficiary of said receivables. There was no financial activity involving Iran in connection with these trade finance arrangements in 2019, and no gross revenue or net profit.

In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian bank. This account was established prior to the US designation of this bank and maintained due to the existing trade finance arrangements. In 2007, following the designation of the bank pursuant to sanctions issued by the US, UN and Switzerland, the account was blocked under Swiss law and remained subject to blocking requirements until January 2016. Client assets as of December 2019 were USD 3,169.92. There have been no transactions involving this account other than in general account fees. The gross revenues to report for 2019 are USD 9.69.”